MINUTES OF ACTION

OF

DCARE INC

The undersigned, being the officers of DCARE INC., a Minnesota Corporation (the "Company"), acting pursuant to the Board Meeting, do hereby adopt the following resolution effective as of the 12th day of February 2022:

<u>Resolution Authorizing Increase in Shares</u>

WHEREAS, the Board of DCare Inc. authorizes an increase in authorized shares of the Company.

NOW, THEREFORE, IT IS HEREBY

RESOLVED, that the Company shall increase the issued shares to ten million (10,000,000) shares of the Company in aggregate.

Done effective as of the day and year first above written.

Mike Essien
Mike Essien (Jun 30, 2022 10:52 CDT)
Michael Essien

Serge Wandji (Jun 29, 2022 07:41 CDT)
Serge-Alain Wandji (CEO)

Sean O'Neil (Jun 30, 2022 10:45 CDT)
Sean O'Neil

Edwin Bogonko (Jun 29, 2022 09:01 CDT)
Edwin Bogonko

Brittany Drury (Jun 30, 2022 11:38 EDT)
Brittany Drury

Jote Taddese (Jun 29, 2022 08:56 CDT)
Jote Taddese

Resolution_Shares

Final Audit Report   2022-06-30

Created:	2022-06-29
By:	Michael Essien (aniessien70@gmail.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAPvxwZPX73UFJN9GtHfr2V_qtJkvFxtDH

"Resolution_Shares" History

Document created by Michael Essien (aniessien70@gmail.com)
2022-06-29 - 12:27:59 PM GMT- IP address: 50.244.203.105

Document emailed to Serge Wandji (serge-alain.wandji@diaspocare.com) for signature
2022-06-29 - 12:29:44 PM GMT

Email viewed by Serge Wandji (serge-alain.wandji@diaspocare.com)
2022-06-29 - 12:41:44 PM GMT- IP address: 107.2.85.62

Document e-signed by Serge Wandji (serge-alain.wandji@diaspocare.com)
Signature Date: 2022-06-29 - 12:41:59 PM GMT - Time Source: server- IP address: 107.2.85.62

Document emailed to jote.taddese@diaspocare.com for signature
2022-06-29 - 12:42:01 PM GMT

Email viewed by jote.taddese@diaspocare.com
2022-06-29 - 1:54:35 PM GMT- IP address: 73.242.58.20

Document e-signed by Jote Taddese (jote.taddese@diaspocare.com)
Signature Date: 2022-06-29 - 1:56:59 PM GMT - Time Source: server- IP address: 73.242.58.20

Document emailed to edwin.bogonko@diaspocare.com for signature
2022-06-29 - 1:57:01 PM GMT

Email viewed by edwin.bogonko@diaspocare.com
2022-06-29 - 1:59:42 PM GMT- IP address: 216.114.251.35

Document e-signed by Edwin Bogonko (edwin.bogonko@diaspocare.com)
Signature Date: 2022-06-29 - 2:01:06 PM GMT - Time Source: server- IP address: 216.114.251.35

Document emailed to brittany.drury@diaspocare.com for signature
2022-06-29 - 2:01:08 PM GMT



Email viewed by brittany.drury@diaspocare.com
2022-06-30 - 3:37:09 PM GMT- IP address: 198.203.181.181

Document e-signed by Brittany Drury (brittany.drury@diaspocare.com)
Signature Date: 2022-06-30 - 3:38:38 PM GMT - Time Source: server- IP address: 198.203.181.181

Document emailed to sean.oneil@diaspocare.com for signature
2022-06-30 - 3:38:39 PM GMT

Email viewed by sean.oneil@diaspocare.com
2022-06-30 - 3:43:55 PM GMT- IP address: 172.58.83.246

Document e-signed by Sean O'Neil (sean.oneil@diaspocare.com)
Signature Date: 2022-06-30 - 3:45:06 PM GMT - Time Source: server- IP address: 172.58.83.246

Document emailed to mike.essien@diaspocare.com for signature
2022-06-30 - 3:45:08 PM GMT

Email viewed by mike.essien@diaspocare.com
2022-06-30 - 3:51:59 PM GMT- IP address: 50.244.203.105

Document e-signed by Mike Essien (mike.essien@diaspocare.com)
Signature Date: 2022-06-30 - 3:52:33 PM GMT - Time Source: server- IP address: 50.244.203.105

Agreement completed.
2022-06-30 - 3:52:33 PM GMT

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